03 MAR 14 AM 7:21

March 6, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

03007805

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel's earnings forecast for fiscal 2002"

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

dw 4/7

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel's earnings forecast for fiscal 2002

TOKYO (March 6, 2003) – Kobe Steel, Ltd. announced today its earnings forecast for fiscal 2002, ending March 31, 2003.

Consolidated forecast

The Japanese economy continues to be weak in fiscal 2002. Although there was a slight recovery in the first half due to overseas demand, exports began to weaken due to a decelerating U.S. economy. Factors pulling down demand in Japan are sluggish private-sector capital investment, dull personal spending, and rising deflationary pressures.

Amid these conditions, Kobe Steel expects domestic steel demand in the second half of fiscal 2002 to be higher than in the first half. Although private-sector capital investment and construction continued to be weak, production activity was buoyed by inventory adjustments in the first half of the fiscal year. Car production, too, continued to be high. Exports, mainly to Asian countries, continued to be strong, though exports in the second half are expected to be lower than the first half due to low seasonal demand. Owing to robust demand, Japan's overall production of crude steel is expected to top 109 million metric tons.

As other business segments are also generally expected to do well, Kobe Steel's consolidated sales are anticipated to reach 1,190 billion yen, up 10 billion yen from 1,180 billion yen in the previous estimate. Ordinary income is expected to be 30 billion yen, up 2 billion yen from 28 billion yen in the previous estimate.

Net income is anticipated to decrease to 1 billion yen, a drop of 9 billion yen from the previous forecast. Due to the weak stock market, Kobe Steel anticipates a considerable extraordinary loss mainly from the write down of securities.

Consolidated	Current Estimates	Previous Estimates (Nov. 21, 2003)	FY 2001
Net Sales	1,190	1,180	1,198
Ordinary Income (loss)*	30	28	(13.5)
Net Income (loss)	1	10	(28.5)

Figures are in billions of yen.
* Also known as pretax recurring profit (loss).
Figures in parentheses denote loss.

-more-

Non-consolidated forecast

Non-consolidated net sales are anticipated to reach 810 billion yen, up 10 billion yen from the previous forecast of 800 billion yen. Ordinary income is also expected to increase to 17 billion yen, up 1 billion yen from the 16 billion yen previously forecasted.

However, Kobe Steel anticipates a non-consolidated net loss of 4 billion yen, versus a net income of 4 billion yen forecast last November, due to a large write down on securities.

Non-consolidated	Current Estimates	Previous Estimates (Nov. 21, 2003)	FY 2001
Net Sales	810	800	793.9
Ordinary Income (loss)*	17	16	(4)
Net Income (loss)	(4)	4	(20.9)

Figures are in billions of yen.
* Also known as pretax recurring profit (loss).
Figures in parentheses denote loss.

Dividends

As the company is expected to incur undisposed deficits in the year ending March 2003, Kobe Steel regrets that it must forgo dividend payments in accordance with Japan's Commercial Code.

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Media contact

Gary Tsuchida
Communication Center
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp/index_e_wi.htm

Investor Relations

Tel +81-3-5739-6043
Fax +81-3-5739-5973